SAFLINK CORPORATION

12413 Willows Road NE, Suite 300

Kirkland, Washington 98034

VIA FACSIMILE AND EDGAR

October 4, 2006

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Facsimile: (202) 772-9210

Attention: Mr. Hugh Fuller

Re:	Saflink Corporation

Registration Statement on Form S-3 (Registration No. 333-135626)

Dear Mr. Fuller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Saflink Corporation hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 5:00 p.m., Eastern time, on Friday, October 6, 2006, or as soon thereafter as practicable.

Saflink hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Saflink from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Saflink may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please call W. Michael Hutchings of DLA Piper US LLP, counsel to Saflink, at (206) 839-4824.

Very truly yours,

Saflink Corporation

By:	/s/ Jon C. Engman
Jon C. Engman
Chief Financial Officer

cc:	W. Michael Hutchings

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